Exhibit 99.1

$9BIT Whitepaper Released: The9 Will Own 19% of $9BIT Token Supply, Bridging Wall Street and Web3

Singapore – September 11, 2025 – 9BIT Foundation, a private foundation established in Panama, today released $9BIT whitepaper. The9 Limited (NASDAQ: NCTY) (“The9”) will be distributed 19% of the $9BIT token supply for its contribution to $9BIT ecosystem. The9’s next-generation Web3.5 gaming platform the9bit will reward gamers with $9BIT tokens, turning everyday gamers actions into real value. According to the whitepaper, $9BIT tokens are expected to be listed on at least one of the following crypto exchanges before December 31, 2025: Bybit, KuCoin, Gate, Coinbase and Bitget.

This comprehensive whitepaper outlines the $9BIT token’s utility, allocation, and role in powering a sustainable, community-driven ecosystem, marking a key step in the9bit’s long-term commitment to building a Web2-first, Web3-enhanced ecosystem that rewards both players and creators. The9’s 19% ownership of $9BIT tokens will ensure credibility, stability and a strong alignment between institutional trust and cutting-edge Web3 innovation. The9bit platform is positioned to build confidence among both traditional investors and the Web3 community.

$9BIT’s Mission outlined in the whitepaper:

•	Reward players and creators fairly
the9bit ensures that value flows back to the people who make gaming communities thrive — rewarding players for their time and engagement, and giving creators lasting opportunities to monetize their content and leadership.

•	Make Web3 accessible with auto-custodial wallets and fiat on-ramps
By removing technical barriers, the9bit allows anyone to join in seconds. Local fiat payments and seamless wallets mean newcomers can enjoy Web3 benefits without needing prior blockchain experience.

•	Build sustainable, community-driven digital economies
Anchored on real revenue streams like IP game sales, game reloads, and ad revenues, the9bit creates economies that reward participation while growing stronger over time — not just speculative cycles.

•	Focus on long-term inclusivity Prioritizes stability, fairness, and shared growth, ensuring that players, creators, and investors benefit together in a digital ecosystem built for the future.

Quote from Marrtin, Head of Web3, The9 Limited

“the9bit is uniquely positioned to bridge Wall Street’s established trust with Web3’s transformative potential. We take a Web2-first, Web3-enhanced approach. It works really well as evidenced by surpassing 2 million users in just weeks. Looking ahead, the9bit will introduce upcoming campaigns, advanced creator monetization tools, esports layers, and new ecosystem features, reaffirming its commitment to innovation, community building, and global expansion. This whitepaper cements our long-term commitment to players, creators, and investors alike.”

The full $9BIT whitepaper is available at https://the9bit.gitbook.io/the9bit

About the9bit

the9bit is a next-generation gaming platform where players can get games including AAA IP console games and mobile titles, complete daily missions, watch ads, post content, and lead communities — all while earning flexible, token-convertible points. It bridges Web2 gaming with Web3 rewards (Web3.5) by auto-generated wallets, local fiat support, optional KYC, and built-in creator tools make it easy for anyone to join. Visit the9bit.com for more information.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to becoming a global diversified high-tech Internet company and is engaged in online games operation and Bitcoin mining business.